UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.)*


                              FUSHI COPPERWELD, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, (PAR VALUE $0.006 Per Share)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36113E107
          ------------------------------------------------------------
                                  (CUSIP Number)

                                 Gilbert H. Davis
                           Sims Moss Kline & Davis LLP
                         Three Ravinia Drive, Suite 1700
                                Atlanta, GA 30346
                                  (770) 481-7205
      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                 NOVEMBER 5, 2010
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
                              Page 1 of 12 Pages
SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay Resource Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               353,600
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         363,600
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     353,600
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     0.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 2 of 12 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay II Resource Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               899,400
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         899,400
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     899,400
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     2.4%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 3 of 12 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Bay Resource Partners Offshore Master Fund, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,613,043
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,613,043
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,613,043
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     4.3%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                              Page 4 of 12 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     GMT Capital Corp.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               2,965,143
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         2,965,143
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,965,143
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     7.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

                              Page 5 of 12 Pages



SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Thomas E. Claugus
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            80,500
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               2,965,143
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         80,500
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         2,965,143
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,045,643
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     8.1%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 6 of 12 Pages

SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------
          This Statement relates to shares (the Shares) of common stock, par value $0.006 per share (the Common Stock) of Fushi Copperweld, Inc., a Nevada corporation (the Issuer), which has its principal executive offices at 1 Shuang Qiang Road, Jinzhou, Dalian, People's Republic of China 116100.


Item 2.   Identity and Background
          -----------------------
    (a)   This statement is filed by:

                  (i) Bay Resource Partners, L.P. (Bay), with respect to
                      shares of Common Stock directly owned by it.

                 (ii) Bay II Resource Partners, L.P. (Bay II), with
                      respect to shares of Common Stock directly owned by it.

                (iii) Bay Resource Partners Offshore Master Fund, L.P. (Offshore
                      Fund) with respect to shares of Common Stock directly owned by it, as the successor to Bay Resource Partners Offshore Fund, Ltd.

                 (iv) GMT Capital Corp. (GMT Capital) with respect to
                      shares of Common Stock beneficially owned by it.

                  (v) Thomas E. Claugus, (Mr. Claugus), with respect to the
                      shares of Common Stock directly owned by him and directly owned by each of Bay, Bay II, and the Offshore Fund and GMT Capital separate account clients.

          Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

    (b) The address of the principal office of each of the Reporting Persons is 2100 RiverEdge Parkway, Ste. 840, Atlanta, GA 30328. The officers and controlling owners of GMT Capital and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

    (c) The principal business of GMT Capital is serving as a private investment fund manager and acting as the general partner of Bay, Bay II and the investment manager of the Offshore Fund. Bay, Bay II and Offshore Fund have been formed for the purposes of making equity investments in companies. Mr. Claugus is engaged in a private investment management business.


                              Page 7 of 12 Pages


SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------
    (d) No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

    (e) No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

    (f)   Mr. Claugus is a citizen of the United States of America

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          All of the Shares to which this Statement relates were purchased by the Reporting Persons and were purchased with working capital in open market purchases as more fully set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the the 3,045,643 Shares reported hereunder was $26,413,902 (including brokerage commissions).

          In the event that the Reporting Persons purchase additional shares of the Issuer Common Stock, it is currently contemplated that it will use its working capital for such purchases. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares of Issuer Common Stock.

Item 4.   Purpose of Transaction
          ----------------------
          The Reporting Persons previously reported their beneficial ownership of the Common Stock on a Schedule 13G filed October 8, 2010, as amended by Amendment No. 1 thereto filed October 13, 2010 and Amendment No. 2 thereto filed October 27, 2010. On November 3, 2010, the Issuer announced a proposed going private transaction for $11.50 per share in cash (the Going Private Proposal). As a result of the Going Private Proposal, the Reporting Persons may undertake actions with the purpose or effect of changing or influencing control of the Issuer, as determined appropriate under the circumstances and consistent with the Reporting Persons investment purposes.

          In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or pursuant to the existing Going Private Proposal, such proposal as modified or an alternative sale or merger of the Issuer.

          To evaluate such alternatives, the Reporting Persons will routinely


                              Page 8 of 12 Pages
SCHEDULE 13D
CUSIP No.  36113E107
-------------------------------------------------------------------------------

          monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, pursuing a transaction which would result in Reporting Persons acquisition of a controlling interest in the Issuer, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 37,779,839 Shares outstanding, as of September 30, 2010, which is the total number of Shares outstanding as reported in the Issuers Form 8-K filing, filed with the Securities and Exchange Commission on November 2, 2010. This Statement is being filed with respect to an aggregate of 3,045,643 Shares of Common Stock, resulting in beneficial ownership of Common Stock as follows:

(A)       Bay Resource Partners, L.P. (Bay)

     (a) As of close of the close of business on November 4, 2010, Bay directly and beneficially owned 353,600 Shares.

          Percentage: Approximately 0.9%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 353,600
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 353,600

     (c) The transactions in Shares by Bay during the past sixty days are set forth on Schedule A and are incorporate herein by reference.


                              Page 9 of 12 Pages
SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------

(B)       Bay II Resource Partners, L.P. (Bay II)

     (a) As of close of the close of business on November 4, 2010, Bay II directly and beneficially owned 899,400 Shares.

          Percentage: Approximately 2.4%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 899,400
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 899,400

     (c) The transactions in Shares by Bay II during the past sixty days are set forth on Schedule A and are incorporate herein by reference.

(C)       Bay Resource Partners Offshore Master Fund, L.P. (Offshore Fund)

     (a) As of close of the close of business on November 4, 2010, Offshore Fund directly and beneficially owned 1,613,043 Shares.

          Percentage: Approximately 4.3%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 1,613,043
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 1,613,043

     (c) The transactions in Shares by Offshore Fund during the past sixty days are set forth on Schedule A and are incorporate herein by reference.


(D)      GMT Capital Corp. (GMT Capital)

     (a) GMT Capital, for itself and as the general partner of (i) Bay and (ii) Bay II, and as the investment manager of Offshore Fund and certain other accounts may be deemed the beneficial owner of all of the Shares owned by each of Bay, Bay II, and the Offshore Fund and GMT Capital separate account clients.

          As of close of the close of business on November 4, 2010, GMT Capital directly and beneficially owned 2,965,143 Shares.

          Percentage: Approximately 7.9%.

     (b)  1. Sole power to vote or direct vote: None
          2. Shared power to vote or direct vote: 2,965,143
          3. Sole power to dispose or direct the disposition: None
          4. Shared power to dispose or direct the disposition: 2,965,143

     (c) The transactions in Shares by GMT Capital during the past sixty days are set forth on Schedule A and are incorporate herein by reference.

                              Page 10 of 12 Pages

SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------
(E)       Thomas E. Claugus, (Mr. Claugus)

     (a) Mr. Claugus, who serves as the President of GMT Capital, may be deemed the beneficial owner of all of the Shares owned by each of GMT Capital, Bay, Bay II, the Offshore Fund and shares held by Mr. Claugus individually.

          As of close of the close of business on November 4, 2010, Mr. Claugus directly and beneficially owned 3,045,643 Shares.

          Percentage: Approximately 8.1%.

     (b)  1. Sole power to vote or direct vote: 80,500
          2. Shared power to vote or direct vote: 2,965,143
          3. Sole power to dispose or direct the disposition: 80,500
          4. Shared power to dispose or direct the disposition: 2,965,143

     (c) The transactions in Shares by Mr. Claugus individually during the past sixty days are set forth on Schedule A and are incorporate herein by reference.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------
          On November 5, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

          Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits
          --------------------------------
Exhibit
1:        Joint Filing Agreement dated November 5, 2010, by and among Thomas
          E. Claugus, for himself and as President of GMT Capital Corp., for itself and as the general partner of (i) Bay Resource Partners, L.P., and (ii) Bay II Resource Partners, L.P., and as the investment manager of (iii) Bay Resource Partners Offshore Master Fund, L.P.

                               Page 11 of 12 Pages

SCHEDULE 13D
CUSIP No.  36113E107
------------------------------------------------------------------------

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 5, 2010


                                              /s/ Thomas E. Claugus
                                              --------------------------------
                                              Thomas E. Claugus, for himself
                                              and as President of GMT Capital
                                              Corp., for itself and as the
                                              general partner of (i) Bay
                                              Resource Partners, L.P. and (ii)
                                              Bay II Resource Partners, L.P.,
                                              and as the investment manager
                                              of (iii) Bay Resource Partners
                                              Offshore Master Fund, L.P. and
                                              (iv) certain other accounts.


                             Page 12 of 12 Pages

 -----------------------------------------------------------------------------

                                 Schedule A
                                 ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

                         BAY RESOURCE PARTNERS, L.P.
                                  (Bay)

          Date of              No. Shares            Price Per
          Purchase           Purchased/Sold            Share
          --------            -------------          ----------
          08/31/2010              6,200                 8.12
          09/01/2010             10,100                 8.26
          09/01/2010                600                 8.18
          09/02/2010              2,300                 8.21
          09/07/2010             12,000                 8.25
          09/07/2010              1,900                 8.23
          09/07/2010              3,500                 8.27
          09/08/2010             10,900                 8.17
          09/13/2010             15,500                 7.97
          09/14/2010             12,800                 7.96
          09/20/2010              4,800                 8.03
          09/21/2010              2,600                 8.28
          09/21/2010              2,600                 8.30
          09/21/2010             10,400                 8.26
          09/22/2010              6,900                 8.16
          09/23/2010              3,900                 8.17
          09/24/2010                400                 8.21

                                 Page A-1

CUSIP No.  36113E107
------------------------------------------------------------------------
          09/27/2010              5,600                 8.52
          09/28/2010              6,400                 8.52
          09/29/2010              1,700                 8.74
          09/30/2010              5,000                 8.68
          10/01/2010              7,200                 8.72
          10/04/2010              4,500                 8.91
          10/04/2010              2,800                 8.89
          10/05/2010              5,600                 9.10
          10/05/2010              1,400                 9.18
          10/06/2010              5,400                 9.17
          10/07/2010              6,600                 9.13
          10/11/2010             31,000                 9.53
          10/12/2010              2,000                 9.48
          10/13/2010              3,100                 9.78
          10/14/2010              5,900                 9.69
          10/18/2010             11,000                 9.90
          10/19/2010             12,100                 9.75
          10/25/2010             20,500                10.09
          10/26/2010              2,600                10.02
          11/01/2010             15,300                 9.62
          11/02/2010              5,700                 9.38
          11/04/2010             10,500                10.58

          The above transactions were open market purchases effected by Bay on the NASDAQ National Market System.


                       BAY II RESOURCE PARTNERS, L.P.
                                (Bay II)

          08/31/2010             21,500                 8.12
          09/01/2010             35,300                 8.26
          09/01/2010              2,300                 8.18
          09/02/2010              8,000                 8.21
          09/07/2010             41,900                 8.25
          09/07/2010              6,500                 8.23
          09/07/2010             12,200                 8.27
          09/08/2010             38,200                 8.17
          09/13/2010             54,000                 7.97
          09/14/2010             44,800                 7.96
          09/20/2010             16,900                 8.03
          09/21/2010              9,100                 8.28
          09/21/2010              9,100                 8.30
          09/21/2010             36,500                 8.26
          09/22/2010             24,200                 8.16
          09/23/2010             13,300                 8.17
          09/24/2010              1,500                 8.21
          09/27/2010             19,600                 8.52
          09/28/2010             22,500                 8.52
          09/29/2010              6,100                 8.74
          09/30/2010             17,500                 8.68
          10/01/2010             25,000                 8.72
          10/04/2010              5,300                 8.91
          10/04/2010              3,300                 8.89
          10/05/2010              6,600                 9.10

                                 Page A-2
CUSIP No.  36113E107
------------------------------------------------------------------------
          10/05/2010              1,600                 9.18
          10/06/2010              6,500                 9.17
          10/07/2010              8,000                 9.13
          10/11/2010             36,900                 9.53
          10/12/2010              2,400                 9.48
          10/13/2010              3,700                 9.78
          10/14/2010              7,000                 9.69
          10/18/2010             13,100                 9.90
          10/19/2010             14,400                 9.75
          10/25/2010             24,400                10.09
          10/26/2010              3,100                10.02
          11/01/2010             18,200                 9.62
          11/02/2010              6,800                 9.38
          11/04/2010             12,500                10.58

          The above transactions were open market purchases effected by Bay II on the NASDAQ National Market System.


              BAY RESOURCE PARTNERS OFFSHORE MASTER FUND, L.P.
                             (Offshore Fund)

          08/31/2010             27,205                 8.12
          09/01/2010             44,569                 8.26
          09/01/2010              2,908                 8.18
          09/02/2010             10,142                 8.21
          09/07/2010             53,100                 8.25
          09/07/2010              8,100                 8.23
          09/07/2010             15,323                 8.27
          09/08/2010             48,477                 8.17
          09/13/2010             68,442                 7.97
          09/14/2010             56,558                 7.96
          09/20/2010             21,461                 8.03
          09/21/2010             11,600                 8.28
          09/21/2010             11,600                 8.30
          09/21/2010             46,200                 8.26
          09/22/2010             30,500                 8.16
          09/23/2010             16,755                 8.17
          09/24/2010              1,884                 8.21
          09/27/2010             24,900                 8.52
          09/28/2010             28,420                 8.52
          09/29/2010              7,750                 8.74
          09/30/2010             22,040                 8.68
          10/01/2010             31,559                 8.72
          10/04/2010             21,300                 8.91
          10/04/2010             13,100                 8.89
          10/05/2010             26,500                 9.10
          10/05/2010              6,600                 9.18
          10/06/2010             25,721                 9.17
          10/07/2010             31,779                 9.13
          10/11/2010            147,346                 9.53
          10/12/2010              9,800                 9.48
          10/13/2010             14,843                 9.78
          10/14/2010             28,011                 9.69


                                 Page A-3


CUSIP No.  36113E107
------------------------------------------------------------------------
          10/18/2010             52,400                 9.90
          10/19/2010             57,600                 9.75
          10/25/2010             97,493                10.09
          10/26/2010             12,507                10.02
          11/01/2010             72,627                 9.62
          11/02/2010             27,373                 9.38
          11/04/2010             50,000                10.58

          The above transactions were open market purchases effected by the Offshore Fund on the NASDAQ National Market System.


                            GMT CAPITAL CORP.
                                 (GMT)

          08/31/2010              2,100                 8.12
          09/01/2010              3,600                 8.26
          09/01/2010                200                 8.18
          09/02/2010                800                 8.21
          09/07/2010              4,200                 8.25
          09/07/2010                700                 8.23
          09/07/2010              1,200                 8.27
          09/08/2010              3,800                 8.17
          09/13/2010              5,400                 7.97
          09/14/2010              4,500                 7.96
          09/20/2010              1,700                 8.03
          09/21/2010                900                 8.28
          09/21/2010                900                 8.30
          09/21/2010              3,700                 8.26
          09/22/2010              2,400                 8.16
          09/23/2010              1,400                 8.17
          09/24/2010                100                 8.21
          09/27/2010              2,000                 8.52
          09/28/2010              2,200                 8.52
          09/29/2010                600                 8.74
          09/30/2010              1,800                 8.68
          10/01/2010              2,500                 8.72
          10/04/2010                800                 8.91
          10/04/2010                500                 8.89
          10/05/2010              1,000                 9.10
          10/05/2010                200                 9.18
          10/06/2010                900                 9.17
          10/07/2010              1,200                 9.13
          10/11/2010              5,600                 9.53
          10/12/2010                400                 9.48
          10/13/2010                600                 9.78
          10/14/2010              1,000                 9.69
          10/18/2010              2,000                 9.90
          10/19/2010              2,200                 9.75
          10/25/2010              3,700                 10.09
          10/26/2010                500                 10.02
          11/01/2010              2,800                  9.62
          11/02/2010              1,000                  9.38
          11/04/2010              1,900                 10.58

                                 Page A-4


CUSIP No.  36113E107
------------------------------------------------------------------------
          The above transactions were open market purchases effected by GMT on the NASDAQ National Market System.


                            THOMAS E. CLAUGUS
                                 (CLAUGUS)

          08/31/2010              1,900                  8.12
          09/01/2010              3,200                  8.26
          09/01/2010                200                  8.18
          09/02/2010                700                  8.21
          09/07/2010              3,700                  8.25
          09/07/2010                600                  8.23
          09/07/2010              1,100                  8.27
          09/08/2010              3,400                  8.17
          09/13/2010              4,800                  7.97
          09/14/2010              4,000                  7.96
          09/20/2010              1,500                  8.03
          09/21/2010                800                  8.28
          09/21/2010                800                  8.30
          09/21/2010              3,200                  8.26
          09/22/2010              2,200                  8.16
          09/23/2010              1,200                  8.17
          09/24/2010                100                  8.21
          09/27/2010              1,700                  8.52
          09/28/2010              2,000                  8.52
          09/29/2010                500                  8.74
          09/30/2010              1,600                  8.68
          10/01/2010              2,300                  8.72
          10/04/2010                500                  8.91
          10/04/2010                300                  8.89
          10/05/2010                600                  9.10
          10/05/2010                200                  9.18
          10/06/2010                600                  9.17
          10/07/2010                700                  9.13
          10/11/2010              3,400                  9.53
          10/12/2010                200                  9.48
          10/13/2010                300                  9.78
          10/14/2010                700                  9.69
          10/18/2010              1,200                  9.90
          10/19/2010              1,300                  9.75
          10/25/2010              2,200                 10.09
          10/26/2010                300                 10.02
          11/01/2010              1,700                  9.62
          11/02/2010                600                  9.38
          11/04/2010              1,200                 10.58

          The above transactions were open market purchases effected by Mr. Claugus on the NASDAQ National Market System.


                                  Page A-5



-----------------------------------------------------------------------


                                 Schedule B
                                 ----------

            Officers and Majority Owners of GMT Capital Corp.

Name and           Principal        Principal
Position           Occupation       Business Address       Citizenship
--------           ----------       ----------------       -----------
Thomas E.          Investment       2100 RiverEdge Pkwy 	  United States
Claugus            Management       Suite 840
President                           Atlanta, GA 30328
Majority Owner
(98%)

George E.                           2100 RiverEdge Pkwy 	  United States
Case, III         Investment        Suite 840
VP, General Mgr.  Management        Atlanta, GA 30328


                                 Page B-1




------------------------------------------------------------------------